# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kezar Life Sciences, Inc., CIK 0001645666
CUSIP: 49372L209
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 4000 Shoreline Court, Suite 300, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 05/11/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-015369
Filed by CIK 0001957912

## Reporting persons
- Baselake Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Baselake Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David Paolella: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 391,862 (0% of the class)

## Item 1. Issuer
Name of issuer: Kezar Life Sciences, Inc.
Address of issuer's principal executive offices:
4000 Shoreline Court, Suite 300
South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing:
Baselake Partners, LP
Baselake Management, LLC
David Paolella
Address of principal business office or, if none, residence: 3155 W. Big Beaver Road, Suite 207, Troy, Michigan 48084
Citizenship:
Baselake Partners, LP - Delaware
Baselake Management, LLC - Delaware
David Paolella - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Baselake Partners, LP - 0
Baselake Management, LLC - 0
David Paolella - 0
Percent of class:
Baselake Partners, LP - 0
Baselake Management, LLC - 0
David Paolella - 0
Sole power to vote or to direct the vote:
Baselake Partners, LP - 0
Baselake Management, LLC - 0
David Paolella - 0
Shared power to vote or to direct the vote:
Baselake Partners, LP - 0
Baselake Management, LLC - 0
David Paolella - 0
Sole power to dispose or to direct the disposition:
Baselake Partners, LP - 0
Baselake Management, LLC - 0
David Paolella - 0
Shared power to dispose or to direct the disposition:
Baselake Partners, LP - 0
Baselake Management, LLC - 0
David Paolella - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Baselake Partners, LP: /s/ David Paolella, David Paolella, Managing Member of Baselake Management, LLC, its investment manager (05/12/2026)
- Baselake Management, LLC: /s/ David Paolella, David Paolella, Managing Member (05/12/2026)
- David Paolella: /s/ David Paolella, Individually (05/12/2026)